EXHIBIT 11.2

AFFIDAVIT

I, Jerome Mahoney, an individual, with offices located at 8 Green Innovations, Inc., 750 Highway 34, Matawan, NJ 07747, acknowledge entering into a Promissory Note Exchange Agreement (th"Exchange Agreement") dated December 30, 2011 by and between Jerome Mahoney ("Mahoney"), an individual with offices at iVoice, Inc., 750 Highway 34, Matawan, NJ 07747 and American Security Resources Corporation, ("ASRC"), a Nevada corporation, with offices at 19 Briar Hollow Lane, Suite 125, Houston, TX 77027.

Pursuant to the Exchange Agreement, I am to endorse, transfer and assign the iVoice Note, as defined in the Exchange Agreement and shown as Exhibit A to the Exchange Agreement.  Unfortunately, I have been unable to locate the original iVoice Note. Therefore, I attest that the attached iVoice Note is an exact copy of the original iVoice, Inc. and by my signature below, I hereby deliver, transfer and assign to American Security Resources Corporation all rights, title and obligations as the holder of the iVoice Note.

By:	/s/ Jerome Mahoney
Jerome Mahoney

Dated: January 6, 2012

Exhibit A

AMENDED PROMISSORY NOTE

This Amended Promissory Note shall substitute and replace the original Note signed by the undersigned on August 13, 2002 with the initial principal of One Million and Five Hundred Thousand and Sixty-eight Dollars and 0/100 Cents ($1,568,327). THEREFORE, FOR VALUE RECEIVED the undersigned, promises to pay to Jerome Mahoney, the principal sum of One Million and Nine hundred and Ninety Thousand Dollars ($1,990,00.00), at the rate of Nine and one-half Percent (9 1/2%) per annum on the unpaid balance until paid or until default, both principal and interest payable in lawful money of the United States of America, at c/o iVoice, Inc. ("iVoice") 750 Highway 34, Matawan, New Jersey 07747, or at such place as the legal holder hereof may designate in writing. It is understood and agreed that additional amounts may be advanced by the holder hereof as provided in the instruments, if any, securing this Note and such advances will be added to the principal of this Note and will accrue interest at the above specified rate of interest from the date of advance until paid. Such advances may include, in addition to cash advances: deferred compensation, deferred expense reimbursement, deferred commissions and income tax reimbursement for the recognition of income upon the sale of common stock for the purpose of the holder advancing additional funds to iVoice. The principal and interest shall be due and payable as follows: (a) interest shall accrue monthly on the unpaid balance, and (b) principal shall by payable on demand.

Notwithstanding anything to the contrary herein, the Note holder may elect prepayment of the principal and/or interest owed pursuant to this Note by issuing Jerome Mahoney, or his assigns either: (i) one Class B common stock share of iVoice, Inc., no par value, for each dollar owed, (ii) the number of Class A common stock shares of iVoice, Inc. calculated by dividing (x) the sum of the principal and interest that the Note holder has decided to prepay by (y) fifty percent (50%) of the lowest issue price of Series A common stock since the first advance of funds under this Note, whichever the Note holder chooses, or (iii) payment of the principal of this Note, before any repayment of interest. Unless otherwise provided, this Note may be prepaid in full or in part at any time without penalty or premium. Partial prepayments shall be applied to installments due in reverse order of their maturity.

In the event of (a) default in payment of any installment of principal or interest hereof as the same becomes due and such default is not cured within ten (10) days from the due date, or (b) default under the terms of any instrument securing this Note, and such default is not cured within fifteen (15) days after written notice to maker, then in either such event the holder may, without further notice, declare the remainder of the principal sum, together with all interest accrued thereon, and the prepayment premium, if any, at once due and payable. Failure to exercise this option shall not constitute a waiver of the right to exercise  the same at any other time. The unpaid principal of this Note and any part thereof, accrued  interest  and all other sums due under this Note shall bear interest at the rate of Twenty Percent  (20%) percent per annum after default until paid.

All parties to this Note, including maker and any sureties,  endorsers, or guarantors, hereby  waive protest, presentment, notice of dishonor,  and notice of acceleration of maturity  and agree to continue  to remain bound for the payment of principal,  interest, and all other sums due under this Note and, notwithstanding any change  or changes  by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions  of time for the payment  of principal and interest;  and all such parties waive all and every kind of notice of such change or changes and agree that the same may be made without notice or consent of any of them.

Upon default, the holder of this Note may employ  an attorney to enforce the holder's rights and remedies  and the maker,  principal,  surety, guarantor and endorsers of this Note hereby agree to pay to the holder reasonable attorneys  fees, plus all other reasonable expenses incurred  by the holder in exercising any of the holder's right and remedies upon default. The failure to exercise  any such right or remedy shall not be a waiver  or release  of such rights or remedies  or the right to exercise any of them at another  time.

This Note is to be governed and construed  in accordance witthe laws of the State of New Jersey.

IN TESTIMONY WHEREOF, each corporate  maker has caused this instrument  to be executed in its corporate  name by its President, and its corporate seal to be hereto affixed, all by order of its Board of Directors first duly given, the day and year first written below:

iVoice,  Inc.  (CORPORATE SEAL)

By: /s/ Kevin Whalen

Dated: 8/13/02

Kevin Whalen
Controller

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